

03 AUG 27 AM 7:21

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.



03029561

August 18, 2003

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

9/2

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 18, 2003

A. Interim Results Announcement for the six months ended 30th June 2003.
B. Resolutions Passed at the 2nd Extraordinary General Meeting of 2003.

File No. 82 - 4021
Document A



TSINGTAO BREWERY COMPANY LIMITED

(A sino-foreign joint stock limited company incorporated in People's Republic of China)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(I) FINANCIAL STATEMENTS

(Prepared under HK GAAP)

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(EXPRESSED IN THOUSANDS OF RMB EXCEPT FOR EARNINGS PER SHARE DATA)

	Note(s)	**For the six months ended 30th June 2003 *(Unaudited)* *RMB'000***	For the six months ended 30th June 2002 *(Unaudited)* *RMB'000* *(Note 12)*
Turnover	*2,3*	**3,433,162**	3,162,548
Cost of sales	*2*	**(2,287,661)**	(2,071,868)
Gross profit		**1,145,501**	1,090,680
Other expenses, net		**(2,420)**	(4,015)
Distribution and selling expenses	*2*	**(595,009)**	(502,248)
General and administrative expenses		**(303,282)**	(301,240)
Operating profit		**244,790**	283,177
Finance costs		**(64,530)**	(77,310)
Share of losses of associated companies		**(3,319)**	(2,843)
Profit before taxation		**176,941**	203,024
Taxation	*4*	**(54,616)**	(58,109)
Profit after taxation		**122,325**	144,915
Minority interests		**(13,556)**	(31,884)
Profit attributable to shareholders	*5*	**108,769**	113,031
Dividends	*6*	**(220,000)**	(110,000)
Basic earnings per share	*7*	**RMB0.1088**	RMB0.1130
Fully diluted earnings per share	*7*	**RMB0.0991**	N/A

File No. 82 - 4021

Document A

CONDENSED BALANCE SHEETS

AS AT 30TH JUNE 2003

(EXPRESSED IN THOUSANDS OF RMB)

	30th June 2003 *(Unaudited)* *RMB'000*	31st December 2002 *RMB'000* *(Note 12)*
Non-current assets	**6,084,739**	6,085,120
Current assets	**3,233,961**	2,807,336
Total assets	**9,318,700**	8,892,456
Current liabilities	**4,611,953**	4,929,724
Long-term liabilities	**115,499**	108,742
Minority interests	**582,327**	669,784
Shareholders' equity	**4,008,921**	3,184,206
Total liabilities and shareholders' equity	**9,318,700**	8,892,456

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(EXPRESSED IN THOUSANDS OF RMB)

	For the six months ended 30th June 2003 *(Unaudited)* *RMB'000*	For the six months ended 30th June 2002 *(Unaudited)* *RMB'000*
Net cash inflow from operating activities	**686,249**	678,536
Net cash outflow from investing activities	**(275,797)**	(280,003)
Net cash outflow from financing activities	**(165,432)**	(33,173)
Increase in cash and cash equivalents	**245,020**	365,360
Cash and cash equivalents at 1st January	**762,166**	502,110
Effect of foreign exchange rate changes	**134**	(128)
Cash and cash equivalents at 30th June	**1,007,320**	867,342

Cash and cash equivalents do not include the short-term bank deposits with maturities longer than 3 months and other cash and bank deposits required to placed with banks for obtaining banks drafts. As at 30th June 2003, the short-term bank deposits and other cash and bank deposits are approximately RMB28,000,000 (30th June 2002: RMB21,995,000) and RMB35,509,000 (30th June 2002: RMB53,305,000) respectively.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(EXPRESSED IN THOUSANDS OF RMB)

	Share capital *RMB'000*	Share premium *RMB'000*	Convertible bonds *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Cumulative translation adjustment *RMB'000*	Unappropriated profits (Accumulated deficit) *RMB'000* *(Note 12)*	Proposed dividends *RMB'000*	Total *RMB'000* *(Note 12)*
As at 1st January 2003	1,000,000	1,893,826	-	162,654	129,569	339	(220,965)	220,000	3,185,423
Cumulative effect of change in accounting policy *(Note 1)*	-	-	-	-	-	-	(1,217)	-	(1,217)
As at 1st January 2003, restated	1,000,000	1,893,826	-	162,654	129,569	339	(222,182)	220,000	3,184,206
Dividends declared *(Note 6)*	-	-	-	-	-	-	-	(220,000)	(220,000)
Profit attributable to shareholders	-	-	-	-	-	-	108,769	-	108,769
Cumulative translation difference	-	-	-	-	-	135	-	-	135
Issuance of convertible bonds, net	-	-	935,811	-	-	-	-	-	935,811
As at 30th June 2003 (unaudited)	1,000,000	1,893,826	935,811	162,654	129,569	474	(113,413)	-	4,008,921
As at 1st January 2002	1,000,000	1,893,826	-	119,851	90,581	12	(141,719)	110,000	3,072,551
Cumulative effect of change in accounting policy *(Note 1)*	-	-	-	-	-	-	(646)	-	(646)
As at 1st January 2002, restated	1,000,000	1,893,826	-	119,851	90,581	12	(142,365)	110,000	3,071,905
Dividends declared *(Note 6)*	-	-	-	-	-	-	-	(110,000)	(110,000)
Profit attributable to shareholders	-	-	-	-	-	-	113,031	-	113,031
Cumulative translation difference	-	-	-	-	-	(128)	-	-	(128)
As at 30th June 2002, restated (unaudited)	1,000,000	1,893,826	-	119,851	90,581	(116)	(29,334)	-	3,074,808

1. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation and accounting policies

The interim consolidated accounts of the Company and its subsidiaries (collectively referred to as the "Group" below) are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

These accounts are unaudited, but they have been reviewed by the audit committee of the Company.

These accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31st December 2002 except that the Group has adopted the SSAP 12" "Income Taxes" (revised) which are effective for accounting periods commencing on or after 1st January 2003.

The changes to the Group's accounting policy and the effect of adopting this new policy are set out below:

Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluation of certain non-current assets and investments, provisions for pensions and other post retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair value of the net assets acquired and their bases. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the Consolidated Statement of Changes in Equity, opening accumulated deficit at 1st January 2002 and 2003 have been reduced by approximately RMB646,000 and RMB1,217,000, respectively, which represent the increase in unprovided net deferred tax liabilities and goodwill as a result of adoption of the revised SSAP. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December 2002 by approximately RMB7,527,000 (1st January 2002: RMB7,944,000) and RMB18,098,000 (1st January 2002: RMB19,114,000), respectively. In addition, the goodwill and negative goodwill as at 1st January 2003 have been increased by approximately RMB8,213,000 and RMB6,423,000 respectively.

(a) Convertible bonds

The principal amount of the mandatory convertible bonds, net of related issuance transaction costs, is recorded as equity in the balance sheet. The estimated cash flows of the expected annual interest payments payable by the Company to the bondholder and the expected refunds from the bondholder receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion period) are discounted into their net present values using the average borrowing rate of the Company. The difference between the two net present values ("Discounted Net Present Value") has been offset against the principal amount of the bonds issued and is presented as a deferred gain under long-term liability in the balance sheet. The deferred gain is amortised on a

straight-line basis and recognised as income of the Company throughout the expected conversion period. Actual bond interests paid and payable by the Company before conversion are presented as a long-term receivable balance in the balance sheet.

2. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) For the six months ended 30th June 2003, the Group had the following material transactions with related parties:

	For the six months ended 30th June 2003 (Unaudited) *RMB'000*	For the six months ended 30th June 2002 (Unaudited) *RMB'000*
Sales to associated companies	**40,631**	622
Purchases from related companies (minority shareholders of a subsidiary or companies with the same ultimate shareholder)	**6,463**	8,318
Advertising services provided by a related company (company with the same ultimate shareholder)	**471**	–
Equipment installation services provided by a related company (company with the same ultimate shareholder)	**80**	156

The directors of the Company considered that all transactions with related parties were made in the ordinary course of business and were transacted based on terms agreed by both parties.

(b) As at 30th June 2003, the Group had the following significant current account balances with related parties:

	Maximum balance outstanding during the six months ended 30th June 2003	30th June 2003	31st December 2002
	(Unaudited)	*(Unaudited)*	
	RMB'000	*RMB'000*	*RMB'000*
Included in:			
Accounts receivable and other long-term assets accounts (e)			
– Related companies	105,349	105,280	105,050
Deposits and prepayments			
– Related companies	1,115	259	–
Other receivables			
– Tsingtao Brewery Group Company Limited	5,000	5,000	–
– Subsidiaries of Tsingtao Brewery Group Company Limited	48,465	28,077	40,038
– Other related parties	77,264	67,218	77,247
Included in:			
Advances from customers			
– Related companies	4,479	149	–
Other payables			
– Tsingtao Brewery Group Company Limited	2,580	40	2,580
– Subsidiaries of Tsingtao Brewery Company Limited	976	656	976
– Other related parties	27,500	27,000	27,500
Accounts payable			
– Subsidiaries of Tsingtao Brewery Group Company Limited	5,360	3,150	953
– Other related parties	702	702	283

Except for those mentioned in (e) and (f) below, the Group's and the Company's balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

Tsingtao Brewery Group Company Limited ("TB Group Company") is a related party of the Company with certain common directors and the same ultimate shareholder.

(c) Loans of the Group and the Company amounting to approximately RMB125,000,000 (31st December 2002: RMB875,006,000) and RMB100,000,000 (31st December 2002: RMB355,516,500) are guaranteed by TB Group Company.

(d) Loans of the Group amounting to RMB125,000,000 (31st December 2002: RMB125,000,000) are guaranteed by the minority shareholders of a subsidiary.

(e) The Group and the Company reached an agreement with a customer and a related company in connection with an aggregate outstanding receivable balance aged over three years due from them, totalling RMB105,000,000 as at 31st December 2001. Pursuant to the agreement, the entire outstanding balances will be repayable in eight annual instalments, starting from 1st January 2002. In addition, TB Group Company also undertook to guarantee the repayment of the balance. As at 30th June 2003, amounts of approximately RMB10,000,000 and RMB83,000,000 were recorded as accounts receivable and other long-term assets in the consolidated balance sheets, respectively.

(f) As at 30th June 2003, the Company had arranged advances and loans to subsidiaries and an associated company of approximately RMB892,219,000 (31st December 2002: RMB230,836,000) and RMB66,450,000 (31st December 2002: RMB70,186,000), respectively, through entrustment loan arrangements made with banks in the PRC. All these entrustment loans are unsecured, non-interest bearing and with maturities within one year.

(g) The equity transfer legal procedures of Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") had not been completed as at 30th June 2003 and Nanning Company was not accounted for as an associated company of the Company. For the six months ended 30th June 2003, the Group had the following material transactions with Nanning Company:

	For the six months ended 30th June 2003 ***(Unaudited)*** **RMB'000**	For the six months ended 30th June 2002 *(Unaudited)* RMB'000
Sales to Nanning Company	**4,828**	2,992
Purchases from Nanning Company	**119,355**	60,228

As at 30th June 2003, the significant current account balances between the Group and Nanning Company are as follows:

	30th June 2003 ***(Unaudited)*** ***RMB'000***	31st December 2002 *RMB'000*
Included in accounts receivables	**3,151**	2,148
Included in other receivables	**66,201**	66,201
Included in accounts payable	–	4,612

3. SEGMENTAL REPORTING

The sole principal activity of the Group is the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

For the six months ended 30th June 2003 (Unaudited)

	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	906,244	515,752	762,219	1,020,861	228,086	–	3,433,162
Inter-segment sales	98,182	–	48,361	103,588	–	(250,131)	–
Total revenue	1,004,426	515,752	810,580	1,124,449	228,086	(250,131)	3,433,162
Results							
Segment results	116,192	12,646	35,659	55,346	85,930		305,773
Unallocated expenses, net							(60,983)
Operating profit							244,790
Finance costs							(64,530)
Share of losses of associated companies	(3,319)	–	–	–	–	–	(3,319)
Profit before taxation							176,941
Taxation							(54,616)
Profit after taxation							122,325
Minority interests							(13,556)
Profit attributable to shareholders							108,769

For the six months ended 30th June 2002 (Unaudited)

	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hau Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas *RMB'000*	Eliminations *RMB'000*	Consolidated *RMB'000* *(Note 12)*
Turnover							
External sales	889,540	450,793	685,639	1,006,594	129,982	–	3,162,548
Inter-segment sales	25,932	254	27,852	87,257	–	(141,295)	–
Total revenue	915,472	451,047	713,491	1,093,851	129,982	(141,295)	3,162,548
Results							
Segment results	150,467	89	23,015	112,957	49,395		335,923

Unallocated expenses, net							(52,746)
Operating profit							283,177
Finance costs							(77,310)
Share of losses of associated companies	(2,843)	–	–	–	–	–	(2,843)
Profit before taxation							203,024
Taxation							(58,109)
Profit after taxation							144,915
Minority interests							(31,884)
Profit attributable to shareholders							113,031

4. TAXATION

	For the six months ended 30th June 2003 ***(Unaudited)*** ***RMB'000***	For the six months ended 30th June 2002 *(Unaudited)* *RMB'000* *(Note 12)*
Hong Kong profits tax (i)	**478**	495
PRC Enterprise Income Tax ("EIT") (ii)	**54,437**	54,938
Write-back of deferred tax assets	**–**	2,975
Less: Deferred taxation relating to reversal of temporary differences (iii)	**(299)**	(299)
	54,616	58,109

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

(ii) EIT

EIT is provided on the assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the EIT law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited and Shenzhen Tsingtao Beer Asahi Company Limited were approved as foreign invested enterprises and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years.

Shenzhen Tsingtao Brewery Sales Company Limited is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years.

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Co., Ltd. were established in the Zhuhai and Xiamen Special Economic Zones, respectively where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Sanshui Company, which was approved as a foreign invested enterprise and operates in Sanshui, is subject to EIT at a rate of 24%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the period.

(iii) In current period, the Group adopted, for the first time, SSAP 12 "Income Taxes" (revised) issued by the HKSA. The details of the effect on the accounts of the Group has been mentioned in Note 1.

5. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes profit of approximately RMB105,376,000 (30th June 2002: RMB69,301,000) which has been dealt with in the accounts of the Company.

6. DIVIDENDS

During the period, dividends appropriation of RMB220,000,000 (dividend per share: RMB0.22) for 2002 was approved in the shareholders' meeting. The board of directors do not recommend the payment of an interim dividend for the six months ended 30th June 2003 (30th June 2002: nil).

	For the six months ended 30th June 2003 RMB'000 *(Unaudited)*	For the six months ended 30th June 2002 RMB'000 *(Unaudited)*
Dividends paid:	**87,782**	–
Dividends proposed:		
Final dividend for 2002 of RMB0.22 per share (2001 final dividends: RMB0.11 per share)	**220,000**	110,000

The final dividend for 2002 of RMB0.22 per share was proposed on 2nd April 2003. As at 30th June 2003, respective distribution had not been completed. The final dividend of RMB0.11 per share for 2001 was proposed on 2nd April 2002 and was paid in August 2001.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB108,769,000 (30th June 2002: RMB113,031,000).

The basic earnings per share is based on the weighted average number of 1,000,000,000 (30th June 2002: 1,000,000,000 ordinary shares) ordinary shares in issue during the period. The diluted earnings per share is based on 1,097,535,912 (30th June 2002: 1,000,000,000) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average number of 97,535,912 (30th June 2002: Nil) ordinary shares deemed to be issued if all outstanding convertible bonds had been exercised.

8. CONVERTIBLE BONDS

(a) Convertible bonds

Type	Date of issue	Period	Face value *RMB'000*	Issuance cost *RMB'000*	Discounted Net Present Value *RMB'000* *(Note 1)*	30th June 2003 *(Unaudited)* *RMB'000*
Mandatory convertible bonds	1st April 2003	7 years	963,575	(15,960)	(11,804)	935,811

(b) Refundable bond interests

Type	Interest payable for the period *(Unaudited)* *RMB'000*	Accumulated interest paid *(Unaudited)*	Interest payable as of period end *(Unaudited)* *RMB'000*
Mandatory convertible bonds	3,319	–	3,319

On 21st October 2002, the Company and Anheuser-Busch, a shareholder of H Shares, entered into the Strategic Investment Agreement, pursuant to which Anheuser-Busch is obliged to subscribe for 3 tranches of mandatory convertible bonds ("CB") to be issued by the Company in an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,503,008,000), commencing from 2003. The CB were/can be converted into 308,219,178 new H Shares issued by the Company as follows:

Tranche I of the CB ("Tranche I")

The total subscription amount of Tranche I is HK$280,800,000 (equivalent to approximately RMB298,013,000) which was issued to Anheuser-Busch in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July 2003. Tranche I is interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II is HK$627,120,000 (equivalent to approximately RMB665,562,000) which was issued to Anheuser-Busch in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 newly issued H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within 7 years after the issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if Anheuser-Busch does not trigger the conversion before the Expiry Date. Tranche II is interest-bearing at 2% per annum. Anheuser-Busch will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the account, Anheuser-Busch has not exercised its conversion right.

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB539,433,000) which will be issued to Anheuser-Busch in several instalments in the second half of 2003 and in 2004. Tranche III will be converted into 114,219,178 newly issued H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within 7 years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if Anheuser-Busch does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. Anheuser-Busch will refund all the interests received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, the Company has not issued any part of Tranche III to Anheuser-Busch.

Upon the conversion of each of Tranche I, Tranche II and Tranche III, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of Anheuser-Busch in the Company will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. However, the additional 7% of the shareholding held by Anheuser-Busch after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby Anheuser-Busch will enjoy the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through the trustee, will be entitled to exercise the voting rights attached to such 7% shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares (H shares) class meetings of the Company.

9. CONTINGENT LIABILITIES

(a) Pursuant to the related policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, allocation of living quarters as staff housing welfare has been terminated. Instead, qualified employees are to be compensated in the form of monetary housing subsidies. The Group is in the process of studying the requirements of the policies issued by the authorities and will formulate a plan for such monetary housing subsidies. The financial impact of the plan will be reflected in the accounts of the relevant period when the plan is formulated and approved by the relevant authorities. As at 30th June 2002, no formal plan had yet been developed by the Group. In addition, the Group has not announced any plan to their employees in respect of such housing subsidies. The directors are of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June 2003.

The Ministry of Finance issued Document Caiqi [2000] No. 295 on 6th September 2000 which became effective on the same date, announcing the accounting treatment in relation to such housing reform. The Company's board of directors has evaluated the policies referred to in the document and believes that except for the impact of the above mentioned monetary housing subsidies which could not be reasonably estimated, other related policies will not have a material impact on the Group.

(b) In November 2001, a distributor of the products of the Company (the "Claimant") filed a lawsuit with Shandong Municipal Higher People's Court ("the Court") against the Company. The Claimant sued the Company for breach of a sales and distribution contract ("the Contract") and claimed for damages of approximately RMB134,870,000. The Company denied the claim and has filed a counter claim against the Claimant for delay of settlement of the receivable balances arising from sales of goods to the Claimant. In addition, the Company also demanded for termination of the Contract, repayment of the outstanding receivable balances, as well as return of certain motor vehicles and beer-selling machinery provided to the Claimant by the Company. As at the date of approval of these accounts by the board of directors, no verdict has yet been made by the Court. After consultation with the Company's PRC legal advisor, the directors are of the opinion that such proceedings will not have a material negative impact on the operating results of the Group. Accordingly, no provision for losses in relation to the legal proceeding was considered necessary.

10. COMMITMENTS

Saved as disclosed in other notes to the accounts, as at 30th June 2002, the Group had the following commitments:

(a) Capital commitments

The Group had no capital commitments which were authorised but not contracted and provided for as at 30th June 2003.

The Group's capital commitments which were contracted but not provided for are as follows:

	30th June 2003 ***(Unaudited)*** ***RMB'000***	31st December 2002 *RMB'000*
Construction projects	**83,782**	94,561
Investments and acquisitions	**48,000**	98,000
Total	**131,782**	192,561

(b) Operating lease commitments

As at 30th June 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases of land and buildings as follows:

	30th June 2003 ***(Unaudited)*** ***RMB'000***	31st December 2002 *RMB'000*
Not later than one year	**470**	151
Later than one year and no later than five years	–	–
Later than five years	–	–
	470	151

(c) As at 30th June 2003, the Group had outstanding commitment in relation to advertising and marketing campaigns undertaken amounting to approximately RMB4,300,000 (31st December 2002: Nil)

11. SUBSEQUENT EVENTS

In July 2003, Anheuser-Busch exercised its right to convert the Tranche I of CB and the Company issued 60,000,000 new H shares to Anheuser-Busch in accordance with the Strategic Investment Agreement signed in October 2002. The conversion price for the Tranche I of CB was fixed at HK$4.68 (equivalent to approximately RMB4.96) per H Share.

12. COMPARATIVE FIGURES

The Group has adopted the SSAP 12 (revised) "Income taxes" recently issued by the Hong Kong Society of Accountants. As mentioned in Note 1, this has resulted in changes to the presentation of certain items and comparative financial information has been restated accordingly.

In addition, certain comparable figures have been reclassified to conform with current period's presentation.

TSINGTAO BREWERY COMAPANY LIMITED

File No. 82-4021

Document A

FINANCIAL STATEMENTS

(Prepared under PRC GAAP)

STATEMENTS OF INCOME AND PROFIT APPROPRIATION

FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(UNIT: RMB)

	Group		Company	
	For the six months ended 30th June 2003 *(Unaudited)*	For the six months ended 30th June 2002 *(Unaudited) (Note 2)*	**For the six months ended 30th June 2003 *(Unaudited)***	For the six months ended 30th June 2002 *(Unaudited) (Note 2)*
Turnover	**3,835,462,035**	3,516,728,143	**1,291,348,729**	1,116,402,507
Less: Cost of sales	**(2,287,661,341)**	(2,071,867,799)	**(803,176,045)**	(669,292,951)
Sales tax and surcharges	**(402,299,699)**	(363,607,608)	**(65,819,398)**	(67,241,967)
Gross profit	**1,145,500,995**	1,081,252,736	**422,353,286**	379,867,589
Add: Profit from other operations	**7,245,433**	9,374,039	**673,915**	1,375,329
Less: Selling expenses	**(595,009,036)**	(502,248,381)	**(165,885,244)**	(119,663,855)
General and administrative expenses	**(306,936,162)**	(305,377,759)	**(106,062,645)**	(125,519,673)
Finance expenses, net	**(67,001,909)**	(73,641,850)	**(23,682,974)**	(29,630,675)
Operating profit	**183,799,321**	209,358,785	**127,396,338**	106,428,715
Add: Investment income	**9,423,557**	10,587,691	**6,944,508**	45,154,672
Subsidy income	**23,285,609**	21,228,045	**–**	–
Non-operating income	**3,679,454**	2,983,192	**600,783**	175,148
Less: Non-operating expenses	**(35,415,864)**	(31,259,761)	**(3,540,528)**	(8,611,143)
Profit before tax	**184,772,077**	212,897,952	**131,401,101**	143,147,392
Less: Income tax	**(54,915,143)**	(58,407,173)	**(19,511,684)**	(25,672,885)
Minority interests	**(13,453,650)**	(31,671,540)	**–**	–
Net profit	**116,403,284**	122,819,239	**111,889,417**	117,474,507
Add: Unappropriated profits brought forward	**108,828,477**	179,964,360	**163,428,623**	204,825,341
Prior year adjustment	**220,000,000**	110,000,000	**220,000,000**	110,000,000
Unappropriated profits, restated	**328,828,477**	289,964,360	**383,428,623**	314,825,341
Unappropriated profits	**445,231,761**	412,783,599	**495,318,040**	432,299,848
Less: Transfer to surplus reserve	**–**	–	**–**	–
Transfer to public welfare fund	**–**	–	**–**	–
Profit distributable to shareholders	**445,231,761**	412,783,599	**495,318,040**	432,299,848
Less: Dividends	**(220,000,000)**	(110,000,000)	**(220,000,000)**	(110,000,000)
Unappropriated profits carried forward	**225,231,761**	302,783,599	**275,318,040**	322,299,848

File No. 82 - 4021

Document A

BALANCE SHEETS
AS AT 30TH JUNE 2003
(UNIT: RMB)

	Group		Company	
	30th June 2003 *(Unaudited)*	31st December 2002 *(Note 2)*	**30th June 2003** *(Unaudited)*	31st December 2002 *(Note 2)*
Current assets				
Cash and bank deposits	**1,070,828,579**	854,370,803	**281,686,716**	279,656,206
Short term investments	**66,450,000**	76,640,000	**958,669,041**	307,325,817
Bills receivable	**65,364,120**	65,899,125	**9,650,237**	71,100,000
Dividends receivable	-	-	**63,650,000**	10,675,440
Accounts receivable	**213,203,873**	167,721,734	**300,442,641**	175,696,705
Other receivables	**279,007,068**	241,222,559	**272,537,416**	543,500,751
Prepayments and deposits	**170,522,312**	170,229,496	**20,432,263**	25,684,354
Inventories	**1,373,228,729**	1,223,807,108	**274,995,509**	269,435,098
Deferred expenses	**17,620,409**	13,749,025	**3,406,377**	3,630,557
Total current assets	**3,256,225,090**	2,813,639,850	**2,185,470,200**	1,686,704,928
Long-term investments				
Long-term equity investments	**(88,276,476)**	(120,157,680)	**1,546,256,011**	1,627,507,671
Long-term debt investments	**33,950,723**	34,366,631	**33,947,723**	34,363,631
Total long-term investments	**(54,325,753)**	(85,791,049)	1,580,203,734	1,661,871,302
Fixed assets				
At cost	**8,354,061,509**	8,291,501,409	**1,969,689,940**	1,976,907,517
Less: Accumulated depreciation	**(3,182,666,219)**	(2,988,783,365)	**(993,850,217)**	(948,475,228)
Fixed assets, at NBV	**5,171,395,290**	5,302,718,044	**975,839,723**	1,028,432,289
Less: Provision for impairment of fixed assets	**(111,308,623)**	(98,326,802)	**(2,950,331)**	(8,000,000)
Fixed assets, net	**5,060,086,667**	5,204,391,242	**972,889,392**	1,020,432,289
Construction-in-progress	**352,535,472**	213,423,273	**80,329,259**	70,009,020
Fixed assets in suspense	**1,951,485**	601,595	**491,019**	-
Total fixed assets	**5,414,573,624**	5,418,416,110	**1,053,709,670**	1,090,441,309
Intangible and other assets				
Intangible assets	**706,924,958**	716,614,284	**149,934,703**	152,167,569
Long-term deferred expenses	**6,328,543**	6,826,905	**2,779,800**	2,980,400
Long-term accounts receivable	**63,808,142**	63,808,142	**63,808,142**	63,808,142
Total intangible and other assets	**777,061,643**	787,249,331	**216,522,645**	218,956,111
Deferred taxation				
Deferred tax assets	**5,101,358**	5,101,358	**5,101,358**	5,101,358
Total assets	**9,398,635,962**	8,938,615,600	**5,041,007,607**	4,663,075,008

TSINGTAO BREWERY COMAPANY LIMITED File No. 82 - 4021

Document A

	Group		Company	
	30th June 2003	31st December 2002	**30th June 2003**	31st December 2002
	(Unaudited)	*(Note 2)*	***(Unaudited)***	*(Note 2)*
Current liabilities				
Short-term bank loans	**1,724,548,528**	2,669,481,347	**280,000,000**	946,000,000
Bills payable	**504,468,005**	435,628,227	**50,310,000**	124,375,903
Accounts payable	**788,632,734**	651,512,581	**162,980,490**	97,174,668
Advances from customers	**158,751,395**	147,982,572	**46,115,196**	42,701,886
Salary payables	**12,430,865**	12,502,898	**–**	–
Staff welfare payables	**16,254,236**	19,559,986	**(11,091,813)**	(11,579,431)
Dividends payable	**149,200,576**	–	**132,217,800**	–
Taxes payable	**238,534,651**	119,487,658	**30,858,163**	(3,180,514)
Other payables	**782,898,553**	711,642,115	**157,587,244**	139,991,434
Other liabilities	**8,051,389**	2,774,498	**2,396,058**	97,016
Accruals	**149,080,509**	46,193,262	**23,898,637**	10,383,517
Current portion of long-term loans	**76,182,615**	110,054,376	**32,563,485**	35,515,661
Current portion of convertible bonds	**298,013,040**	–	**298,013,040**	–
Total current liabilities	**4,907,047,096**	4,926,819,520	**1,205,848,300**	1,381,480,140
Long-term liabilities				
Long-term bank loans	**86,332,902**	90,643,520	**44,094,000**	48,218,934
Convertible bonds	**665,562,456**	–	**665,562,456**	–
Total long-term liabilities	**751,895,358**	90,643,520	**709,656,456**	48,218,934
Total liabilities	**5,658,942,454**	5,017,463,040	**1,915,504,756**	1,429,699,074
Minority interests	**645,565,339**	723,798,958	**–**	–
Shareholders' equity				
Share capital	**1,000,000,000**	1,000,000,000	**1,000,000,000**	1,000,000,000
Capital reserve	**1,576,209,250**	1,575,971,750	**1,625,948,350**	1,625,710,850
Surplus reserve	**292,224,158**	292,224,158	**224,236,461**	224,236,461
Included: public welfare fund	**129,569,582**	129,569,582	**97,483,620**	97,483,620
Unappropriated profits	**225,231,761**	328,828,477	**275,318,040**	383,428,623
Cumulative translation adjustment	**463,000**	329,217	**–**	–
Total shareholders' equity	**3,094,128,169**	3,197,353,602	**3,125,502,851**	3,233,375,934
Total liabilities and shareholders' equity	**9,398,635,962**	8,938,615,600	**5,041,007,607**	4,663,075,008

CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30TH JUNE 2003

(UNIT: RMB)

	Group		Company	
	For the six months ended 30th June 2003 (Unaudited) *RMB*	For the six months ended 30th June 2002 (Unaudited) [illegible]	**For the six months ended 30th June 2003 (Unaudited)** *RMB*	For the six months ended 30th June 2002 (Unaudited) [illegible]
Cash Flow from Operating Activities				
Cash received from sales of goods and rendering of services	**4,211,357,379**	4,133,407,277	**1,356,997,855**	1,321,341,055
Refund of taxes	**23,643,611**	24,760,074	**–**	–
Cash received relating to other operating activities	**551,294,288**	228,471,426	**153,662,630**	39,477,207
Sub-total of cash inflows	**4,786,295,278**	4,386,638,777	**1,510,660,485**	1,360,818,262
Cash paid for purchases of goods and services	**(2,479,332,534)**	(2,153,510,211)	**(931,849,674)**	(633,426,586)
Cash paid for salaries and on behalf of employees	**(279,078,079)**	(248,563,716)	**(83,749,929)**	(79,426,727)
Cash paid for various taxes	**(657,061,753)**	(674,433,622)	**(131,003,282)**	(191,211,486)
Cash paid relating to other operating activities	**(631,232,851)**	(595,473,403)	**(135,149,196)**	(352,671,950)
Sub-total of cash outflows	**(4,046,705,217)**	(3,671,980,952)	**(1,281,752,081)**	(1,256,736,749)
Net cash flow from operating activities	**739,590,061**	714,657,825	**228,908,404**	104,081,513
Cash Flow from Investing Activities				
Proceeds from realisation of investments	**550,000**	10,000,000	**–**	–
Return on investment	**130,945**	13,412	**127,065,440**	14,370,000
Proceeds from disposal of fixed assets	**6,019,831**	31,266,477	**591,628**	10,148,236
Cash received relating to other investing activities	**37,722,176**	12,606,587	**37,684,816**	8,929,259
Sub-total of cash inflows	**44,422,952**	53,886,476	**165,341,884**	33,447,495
Cash paid to acquire fixed assets, construction-in-progress, intangible assets and other long-term assets	**(269,496,814)**	(367,160,656)	**(37,467,972)**	(68,996,472)
Cash paid for investment	**(44,044,001)**	(7,479,847)	**(44,344,001)**	(17,449,847)
Cash paid relating to other investing activities	**(951,724)**	(1,885,490)	**(494,640,000)**	–
Sub-total of cash outflows	**(314,492,539)**	(376,525,993)	**(576,451,973)**	(86,446,319)
Net cash used in investing activities	**(270,069,587)**	(322,639,517)	**(411,110,089)**	(52,998,824)

Cash Flow from Financing Activities				
Proceeds from financing Activities	4,500,000	8,942,000	-	-
Proceeds from issuance of convertible bonds	963,575,496	-	963,575,496	-
Proceeds from borrowings	1,467,712,873	1,875,416,393	240,000,000	741,605,393
Cash received relating to other financing activities	26,951,694	3,316,331	-	-
Sub-total of cash inflows	2,462,740,063	1,887,674,724	1,203,575,496	741,605,393
Repayment of borrowings	(2,456,615,673)	(1,826,229,274)	(913,111,532)	(700,585,997)
Dividends and interest paid	(212,944,044)	(87,409,674)	(105,231,769)	(30,155,919)
Cash paid relating to other financing activities	(17,396,421)	(840,663)	-	-
Sub-total of cash outflows	(2,686,956,138)	(1,914,479,611)	(1,018,343,301)	(730,741,916)
Net cash flow from financing activities	(224,216,075)	(26,804,887)	185,232,195	10,863,477
Effect of changes in exchange rate on cash	(151,036)	18,616	-	36,983
Net increase in cash and equivalents	245,153,363	365,232,037	3,030,510	61,983,149

1. Prior year adjustment

Prior to 1st January 2003, the Group recognised the proposed dividend declared after the balance sheet date as liability. According to the Accounting Standards for Business Enterprises "Event After the Balance Sheet Date" (2003 revised) Caikuai [2003]. No. 12 issued by the Ministry of Finance of the PRC, if dividends to holders of equity instruments are proposed or declared after the balance sheet date, an enterprise should not recognise those dividends as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively.

2. Comparative figures

The Group has prepared the accounts in accordance with the Accounting Standards for Business Enterprises "Events After the Balance Sheet Date" (2003 revised) (Caikuai [2003] No. 12) issued by the Ministry of Finance of the PRC. This has resulted in changes to the presentation of certain items and comparative financial information has been restated accordingly.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory financial statements for the period ended 30th June 2003 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of "A" shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated balance sheet:

	30th June 2003 *(Unaudited)* ***RMB'000***	31st December 2002 *(Unaudited)* *RMB'000*
Net assets as per accounts prepared under PRC GAAP	**3,094,128**	3,197,354
HK GAAP adjustments:		
Swap rate adjustment on IPO proceeds in 1993 (a)	**361,173**	361,173
Amortisation of exchange gain resulting from adoption of the unification of exchange rates (a)	**(182,042)**	(182,042)
Additional depreciation charges under HK GAAP (b)	**(95,664)**	(89,924)
Amortisation of investment differences under PRC GAAP (c)	**(52,221)**	(46,153)
Other swap rate adjustments in 1993 (d)	**(37,878)**	(37,878)
Amortisation of deferred taxation and goodwill under HK GAAP (f)	**(1,609)**	(1,216)
Issuance of convertible bonds (g)	**939,360**	–
Others	**(16,326)**	(17,108)
Net assets as per accounts prepared under HK GAAP	**4,008,921**	3,184,206

Impact on the consolidated income statement:

	For the six months ended 30th June 2003 *(Unaudited)* ***RMB'000***	For the six months ended 30th June 2002 *(Unaudited)* *RMB'000*
Profit attributable to shareholders under PRC GAAP	**116,403**	122,819
HK GAAP adjustments:		
Additional depreciation charges under HK GAAP (b)	**(5,740)**	(5,740)
Amortisation of investment differences under PRC GAAP (c)	**(6,068)**	(5,582)
Forfeited payable balances of subsidiaries (e)	**238**	–
Amortisation of deferred taxation and goodwill under HK GAAP (f)	**(393)**	(286)
Issuance of convertible bonds (g)	**3,549**	–
Others	**780**	1,820
Profit attributable to shareholders under HK GAAP	**108,769**	113,031

(a) Due to issuance of H share in 1993, the Company had to report under HK GAAP for the first time since its establishment. For "H" share reporting, the Foreign Currency Exchange Swap Center ("Swap Centre") rates were used for translation of transactions denominated in foreign currencies instead of the official exchange rate adopted under the PRC GAAP. The proceeds from issuance of "H" shares that the Compay collected in Hong Kong Dollar from investors were translated at the historical swap rate applicable at the time of the transaction. This has resulted in a RMB361,173,000 exchange differences.

As a result of the unification of exchange rates in the PRC effective on 1st January 1994, monetary assets and liabilities of the Company as at 1st January 1994 denominated in foreign currency were translated into RMB using the unified rate. The unified rate on 1st January 1994 was effectively determined based on the Swap Centre rate. An exchange gain of RMB182,042,000 arising from the retranslation of the foreign currency monetary assets and liabilities on 1st January 1994 was deferred and amortised into income over 5 years in the accounts prepared in accordance with PRC GAAP. Since the Swap Centre rates had already been used in preparing the accounts under HK GAAP as of and for the year ended 31st December 1993, the above noted exchange gain had already been reflected in the HK GAAP accounts as at and for the year ended 31st December 1993.

(b) As a result of the different foreign exchange rates adopted in preparing the accounts of 1993 under HK GAAP and PRC GAAP, the cost of fixed assets denominated in foreign currencies acquired up to 31st December 1993 was different between the two sets of accounts. This has resulted in additional depreciation charge of RMB5,740,000 in the accounts prepared in accordance with HK GAAP in current period (For the six months ended 30th June 2002: RMB5,740,000).

(c) Under PRC GAAP, the negative goodwill arising from the excess of the Group's share of the net assets of the subsidiaries acquired over the acquisition costs is amortised into the profit and loss account over 10 years. Under HK GAAP, the negative goodwill recognised is amortised on a straight-line basis over the weighted average remaining useful lives of the identifiable depreciable assets acquired. As a result of the difference in accounting treatment, net income was reduced by approximately RMB6,068,000 (For the six months ended 30th June 2002: RMB5,582,000) under HK GAAP.

(d) In 1993, foreign currencies transactions were translated into RMB at average official exchange rates prevailing on the dates of the transactions under PRC GAAP. Monetary assets and liabilities denominated in foreign currencies were translated into RMB at the average official exchange rate ruling at the end of each month. The exchange differences were dealt with in the profit and loss account of the year. However, under HK GAAP, foreign currencies transactions are translated into RMB at the applicable Swap Center exchange rate prevailing on the day of the transaction. Monetary assets and liabilities denominated in other currencies were translated into RMB at the applicable rates of exchange prevailing on the balance sheet date as quoted by the Swap Center. As a result of the different exchange rates used under the two GAAPs, exchange differences of RMB37,878,000 were recognised in 1993.

(e) During the period, a subsidiary of the Company obtained waivers from creditors on certain payable balances of approximately RMB238,000 (For the six months ended 30th June 2002: Nil). Pursuant to the requirements under PRC GAAP, such amount was credited directly to reserves while the amount waived was recognised as other income under HK GAAP.

(f) As a result of the implementation of the new HK SSAP 12 "Income Taxes", effective on periods beginning on or after 1st January 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The major impact of the adoption of SSAP 12 to the Group and the Company arose from the temporary differences on fair value of fixed assets recognised during acquisitions of subsidiaries in the A Share and H Share accounts, and the amortisation of the related goodwill thereon. Comparatives presented have been restated to conform to the change in accounting policy. Due to the changes on the goodwill balance, the related amortisation charge recorded is different from the A Share accounts.

(g) On 21st October 2002, the Company and Anheuser-Busch entered into the Strategic Investment Agreement, pursuant to which Anheuser-Busch is obliged to subscribe for 3 tranches of mandatory convertible bond ("CB") in an aggregate principal amount of HK$1,416,195,000 (equivalent to approximately RMB1,503,008,000), commencing from 2003. The CB will be converted into 308,219,178 new H Shares issued by the Company. Anheuser-Busch will refund all the interest payments to be paid by the Company, computed based on face value of the CB, to the Company upon conversion.

On 1st April 2003, Tranche I and Tranche II of the CB had been issued to Anheuser-Busch with an aggregate net principal amount of HK$907,920,000 (equivalent to approximately RMB963,575,000), after deducting the net present value of the expected cash flow of refundable interests and related bond issuance transaction costs under HK GAAP. Pursuant to PRC GAAP requirements the net principal amount of CB was recorded as a liability and the related interests paid/payable were expensed off when incurred which have reduced the net income of the A Share accounts. Under HK GAAP, the CB were recognised as shareholders' equity of the Group and the Company and the refundable interests paid/payable in each accounting period was recorded as a long-term receivable from Anheuser-Busch. As a result of the difference in the accounting treatments, net income was increased by approximately RMB3,549,000 (30th June 2002: Nil) under HK GAAP; and net assets were increased by approximately RMB939,360,000 (31st December 2002: Nil) under HK GAAP.

(II) DIVIDENDS

Pursuant to the provisions of the Company's Articles of Association, the Company does not recommend the payment of interim dividends for the six months ended 30th June, 2003.

(III) MANGEMENT DISCUSSION AND ANALYSIS

1. Operations Review for the First Half of the Year

In the first half of 2003, the Company adhered to the guiding principle of "striving for further success in the new millennium by structural adjustment with target for market dominance through system integration, mechanism innovation, enhanced competitiveness. The Company overcame the impact of SARS on its sales. As a result, despite harsh market conditions, the Company saw sustainable growths in production and sales, sales income and foreign exchange earnings from export, and maintained its leading position as the largest beer manufacturer and distributor in the domestic market.

In the face of SARS, the beer market in the PRC was able to achieve a nationwide production volume of 11,960,000 kilolitres, representing a slight growth of 0.6% over the same period last year. By actively integrating its markets, brand names and product mix and improving its marketing strategy, the Company widened its sales markets from catering establishments to such retail markets as communities, supermarkets and convenience stores. For the first half-year, the Company attained a volume of 1,650,000 kilolitres for beer production and sales, a 8% growth over the same period last year. The medium and high-end beers under the primary brand name of Tsingtao also recorded a sales volume of 510,000 kilolitres, up 14% on the same period the previous year. The impact of SARS on our high-end market which has higher gross profit margin has been more significant than on those in the medium and low end. Coupled with the increases in the prices of barley that led to higher costs, the Company recorded a decrease in net profits of 3.77% over the same period last year.

For export business, the Company weathered numerous difficulties and achieved a quantum leap. The volume of exported beers reached 47,000 kilolitres, surging 90% over the same period last year, of which the continuous sales growth in Taiwan market accounted for 29,000 kilolitres, which has made a new growth point for the Company.

Since the strategic alliance was entered into between the Company and Anheuser-Busch, both parties have been exchanging the "best practice programme" proactively. There were a number of relevant activities held during the period, including aspects such as brand name management, financial management, quality management and human resources management. It will certainly improve the level of our management capability and the globalisation of the Company substantially.

2. Use of Proceeds

In 2001, the Company raised RMB787 million by issuing additional A Shares. After deduction of issue expenses, the net proceeds from the issue was RMB757,728,570. The use of proceeds during the reporting period is as follows: (in RMB ten thousand)

Description of Application of Proceeds	**Investment amount committed**	**Actual investment**	**Amount invested** *(%)*
Acquisition of 75% equity interest from foreign investors of Carslbreg Shanghai	15,375	15,375	100
Acquisition of 62.64% equity interest from foreign investors of Five Stars Company and 54% equity interest from foreign investors of Three Ring Company	18,624	18,624	100
Technological renovation of draught beer production lines of Tsingtao Brewery No.2	6,800	5,720	84
Technological renovation of draught beer production lines of Xi'an Company for an annual production of 50,000 tonnes	12,000	0	–

Description of Application of Proceeds	Investment amount committed	Actual investment	Amount invested (%)
Phase 1 technological renovation in respect of Maanshan Company for an annual production of 100,000 tonnes	7,700	7,700	100
Technological renovation in respect of Zhuhai Company for Phase 1 production of 100,000 tonnes (annual production of 150,000 tonnes)	5,800	5,800	100
Technological renovation in respect of Sanshui Company for Phase 1 production of 150,000 tonnes (annual production of 200,000 tonnes)	9,000	9,000	100
Setting-up of the electronic sales network of the Company	1,000	835	84 (completed)
Total	76,299	63,054	82.6

As at the close of the reporting period, the balance of the proceeds of the Company stood at RMB127,190,000, which was temporarily used as working capital of the Company. In light of the uncertain prospects of the local market, the draft beer project of Xian Company has not yet been put into operation. Regarding to the remaining projects, all have been completed and commenced operation.

3. Business Outlook for the Second Half of the Year

The Directors believe that the beer market development in the PRC for recent years has shown a clear tendency: integration of market leaders and sino-foreign alliance. Such globalisation and centralisation will inspire new opportunities and a great leap in essence for the beer industry. The Company has forestalled its competitors by allying with Anheuser-Busch. Along with economic trends, the Company will leverage on the parties' advantages in resources to develop Tsingtao beers continuously, and keep it in the forefront of the PRC market with the view to expanding market presence.

SARS has undoubtedly created huge difficulties for the Company in achieving its annual operation objective. However, with great confidence and determination, our management and staff will try to achieve the annual operation objective by constant dedication and concerted efforts on celebration of the first centenary of Tsingtao beers.

(IV) SUMMMARY OF SIGNIFICANT EVENTS

1. Material Litigation or Arbitration during the Period under Review

(1) No significant progress has been achieved recently for the case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report.

(2) The Intermediate People's Court of Qingdao has made a ruling on the Company's claim against Tsingdao Honglong Trading Company Limited ("Honglong Company") over the disputed purchase orders. It was ruled that Honglong Company and its shareholders shall pay the outstanding amount of RMB15,105,047 for the beer purchased. The case is in the appeal stage and recently there has not been any significant development yet.

2. Acquisitions and Mergers by the Company and Asset Reorganization during the Reporting Period

(1) On 13th January, 2003, the Company and Fujian Brewery (Singapore) Private Company Limited ("Fuzhou Foreign Shareholder") entered into an Equity Transfer Supplementary Agreement, by which, the Company was transferred with the 24% interests in Tsingtao Brewery (Fuzhou) Company Limited held by the Fuzhou Foreign Shareholder at a price of RMB40 million.

(2) On 20 January, 2003, Tsingtao Brewery Xi'an Company Limited ("Tsingtao Xi'an Company"), a subsidiary of the Company, and 陝西寶雞啤酒股份有限公司 ("Baoji Company") entered into a Tenancy Contract, pursuant to which, 青島啤酒寶雞有限責任公司 ("Tsingtao Baoji"), jointly established by the Company and Tsingtao Xi'an Company, leased all the assets other than the current assets of Baoji Company for operation at nil consideration. At present, Baoji Company has an annual production capacity for brewery of 300,000 kilolitres. The Company's share of the brewery market in Northwest China is further expanded by the leasing of Baoji Company for operation.

Tsingtao Baoji has a registered capital of RMB1 million, of which the Company contributed RMB300,000 in cash, accounting for 30%, and Tsingtao Xi'an Company contributed RMB700,000 in cash, accounting for 70% of its registered capital.

(3) On 28 January, 2003, the Company and Tsingtao Brewery Group Limited (青島啤酒集團有限公司) (the "Group Co.") entered into the Operation and Management Entrustment Agreement, whereby, management of the 80% interests in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") held by the Group Co. was entrusted to the Company. The Group Co. undertook that it would transfer the entire 80% interests in Yangzhou Company it held to the Company upon its request. Yangzhou Company, jointly established by the Company and 青島金聯飲料食品有限公司 ("Jinluen Company") in November 1998, has a registered capital of RMB5 million of which the Company owns 20%. The Group Co. acquired from Jinluen Company its 80% interests in Yangzhou Company in November 2002.

3. Pursuant to the Strategic Investment Agreement entered into between the Company and Anheuser-Busch, as at 1st April, 2003, the Company issued the first two tranches of convertible bonds with three tranches in aggregate to the order of Anheuser-Busch. Anheuser-Busch made a payment of HK$908 million (equivalent to approximately USD116.4 million) in cash for these two tranches to the Company's account. As at 2nd July, 2003, Anheuser-Busch converted a value of HK$280,800,000 under Tranche I of the Convertible Bonds into 60 million new H shares at a conversion price of HK$4.68 per share in Hong Kong. At the same time, the total share capital of the Company was increased to 1.06 billion shares. Taking into account its 45 million H shares in the Company originally held, Anheuser-Busch holds an aggregate 9.9% shareholdings in the Company.

4. During the reporting period, no redemption and cancellation of listed shares was made by the Company. Nor did the Company and its subsidiaries purchase or re-sell any listed shares of the Company.

(V) INTERESTS OF DIRECTORS AND SUPERVISORS

Neither the Company nor its subsidiaries entered into any arrangement allowing any director, supervisor and chief executive of the Company to profit from any acquisition of shares of the Company.

(VI) AUDIT COMMITTEE

The Board of Directors of the Company established its audit and financial committee which reviewed the 2003 unaudited interim report of the Company.

(VII) CODE OF BEST PRACTICE

The Company complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited during the reporting period.

Qingdao, PRC, 13th August 2003

The interim report of the Company for the six months ended 30th June 2003 will be published on the website of The Hong Kong Stock Exchange http://www.hkex.com.hk as soon as practicable. The information as required under Appendix 16 paragraph 46(1) to 46(6) to the Rules governing the Listing of Securities will be included in the interim report.



TSINGTAO BREWERY COMPANY LIMITED

(A sino-foreign joint stock limited company incorporated in People's Republic of China)

RESOLUTIONS PASSED AT THE 2ND EXTRAORDINARY GENERAL MEETING OF 2003

The 2nd Extraordinary General Meeting of 2003 (the "EGM") of Tsingtao Brewery Company Limited (the "Company") was held on 13th August, 2003 at the Conference Room, Tsingtao Beer Factory, 56 Dengzhou Road, Qingdao. There were altogether 13 shareholders or proxies attending the EGM, representing 610,091,681 shares of the Company ("Shares") or 57.55% of the aggregate share capital of the Company, which met the requirement provided in the Company's Articles of Association.

I. A resolution was passed as a special resolution at the EGM to approve the following:

The proposal by the Board to amend Paragraph 1 of Article 93, Article 122 and Article 123 of the Articles of Association, and the authorization of the Board to modify their wordings as appropriate and to do all such things as necessary in respect of the amendments thereto pursuant to the requirements, if any, of the relevant PRC authorities

II. Resolutions were passed as ordinary resolutions at the EGM to approve the following:

1. Appoint and elect Mr. Stephen J. Burrows as a non-executive director of the Company.
2. Appoint and elect Mr. David Andrew Renaud as a supervisor of the Company.
3. Appoint and elect Mr. Chu Zhen Gang (currently a non-executive director of the Company) as an independent director of the Company.

The Board of Directors
TSINGTAO BREWERY COMPANY LIMITED

13th August, 2003